UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 9, 2010

iDcentrix, Inc.
 (Exact name of registrant as specified in its charter)

Nevada	000-51263	20-4650531
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Rm 1903, 19/F, Hing Yip COMM Centre,
No. 272 Des Voeux Rd, Central, Hong Kong
(Address of principal executive offices) (Zip Code)

00852-9090 9003
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

IDCENTRIX, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

IDCENTRIX, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF IDCENTRIX, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about April 14, 2010, to the holders of common stock, par value $0.00001 per share, of iDcentrix, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of a person designated by the majority of the Company’s Board of Directors (the “Board”) to fill a seat on the Company’s Board.  The resignation of the existing director and the appointment of the new director will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On April 5, 2010, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) by and among Tsoi Tik Man (the “Buyer”), Belmont Partners, LLC, a Virginia limited liability company (the “Seller”), and the Company.  Pursuant to the terms of the Purchase Agreement, on April 5, 2010 (the “Closing Date”), the Buyer acquired from the Seller 36,688,800 shares (the “Purchased Stock”), or approximately 53.81%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, the Buyer paid the Seller $300,000 and the Company agreed to issue to the Seller shares of its common stock (the “Issued Stock”) such that the Seller will own 10% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  Joseph J. Meuse, the former President and Secretary and a current director of the Company, is a managing member of the Seller.  The closing of the sale of the Purchased Stock, and the appointment of Tsoi Tik Man as President and Secretary of the Company on the Closing Date, resulted in a change in control of the Company.

Further and in connection with the closing of the sale of the Purchased Stock (the “Closing”), on April 5, 2010, Joseph J. Meuse, our former President and Secretary and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 5, 2010 appointed Tsoi Tik Man as President and Secretary of the Company and to fill the vacancy created by the resignation of Mr. Meuse as a director.  The appointment of Tsoi Tik Man as a director will become effective upon the effectiveness of the resignation of Joseph J. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the sale of the Purchased Stock on April 5, 2010, the Company had 100,000,000 authorized shares of common stock, par value $0.00001 per share.  Upon the closing of the sale of the Purchased Stock, 68,176,300 shares of common stock were issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 5, 2010 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Rm 1903, 19/F, Hing Yip COMM Centre, No. 272 Des Voeux Rd, Central, Hong Kong.  Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of April 5, 2010 based upon 68,176,300 shares of common stock outstanding.

Name and Address of Beneficial Owner	Office, If Any Officers and Directors	Amount and Nature of Beneficial Ownership		Percent Common Stock
Tsoi Tik Man	President, Secretary and Director nominee	36,688,800		53.8%

Joseph Meuse	Director		(1)	10.0	%(1)
360 Main Street PO Box 393 Washington, Virginia 22747

Francine Dubois 444 N. Nash Street El Segundo, CA 90245	Former CEO	0		-

All officers and directors as a group (3 persons		36,688,800	(1)	58.4	%(1)
named above)

	5% Security Holders

Fortress Paper Limited 175 Chadwick Court North Vancouver, BC Canada V7M 3K2		10,000,000		14.7%

Belmont Partners, LLC			(2)	10.0	%(2)
360 Main Street PO Box 393 Washington, Virginia 22747

* Less than 1%
- N/A
(1)  Mr. Meuse is a Managing Member of Belmont Partners, LLC, to which the Company is obligated to issue shares of its common stock such that the Belmont Partners, LLC will own 10% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  As the actual number of shares to be issued cannot be determined until the time of such merger, such shares have not been included in the numbers of shares listed in the table.

(2)  The Company is obligated to issue to Belmont Partners, LLC shares of its common stock such that the Belmont Partners, LLC will own 10% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  As the actual number of shares to be issued cannot be determined until the time of such merger, such shares have not been included in the numbers of shares listed in the table.

CHANGES IN CONTROL

On April 5, 2010, the Company entered into the Purchase Agreement by and among Tsoi Tik Man, or the Buyer, Belmont Partners, LLC, or the Seller, and the Company.  Pursuant to the terms of the Purchase Agreement, on April 5, 2010, the Buyer acquired from the Seller 36,688,800 shares, or approximately 53.81%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, the Buyer paid the Seller $300,000 and the Company agreed to issue to the Seller shares of its common stock such that the Seller will own 10% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  Joseph J. Meuse, the former President and Secretary and a current director of the Company, is a managing member of the Seller.  The closing of the sale of the Purchased Stock, and the appointment of Tsoi Tik Man as President and Secretary of the Company, resulted in a change in control of the Company.

Further and in connection with the closing of the sale of the Purchased Stock, on April 5, 2010, Joseph J. Meuse, our former President and Secretary and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 5, 2010 appointed Tsoi Tik Man as President and Secretary of the Company and to fill the vacancy created by the resignation of Mr. Meuse as a director.  The appointment of Tsoi Tik Man as a director will become effective upon the effectiveness of the resignation of Mr. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the Closing, our Board of Directors consisted of one director, Joseph J. Meuse  (the “Current Director”). The Current Director has submitted a letter of resignation and Tsoi Tik Man has been appointed to our Board of Directors (the “Incoming Director”). The resignation of the Current Director and appointment of the Incoming Director will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On April 5, 2010, the board of directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Tsoi Tik Man(1)	54	Director, President and Secretary
Joseph J. Meuse(2)	39	Director

(1)  Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Tsoi Tik Man  Mr. Tsoi has been the President and Secretary of the Company since April 5, 2010.  Mr. Tsoi graduated in 1980 from the University of Scientific and Technology of China, Faculty of Physics, with a bachelor’s degree.  From 1981 to 1991, Mr. Tsoi served in Chinese government agencies including the Ministry of Electronics Industry and the Ministry of Labor and Human Resources.  From 1991 to 2006, Mr. Tsoi established and acted as President or other senior officer of several companies, including Kong man Investment Ltd., Dynasty Technology Inc., New Power (China) Investment Ltd., Ever Wealth Investment (Holding) Ltd. and Shenzhen KeTuoDa Development Ltd.  In 2006, Mr. Tsoi established China Digital Communication Group Ltd. and has served as its President since such time.  In 2008, Mr. Tsoi established and became President of ECO Ltd.

Joseph J. Meuse  Mr. Meuse has been a Director of the Company since August 2009 and was President and Secretary of the Company from October 2009 through April 2010.  Mr. Meuse, age 39, resides in Warrenton, Virginia.  Mr. Meuse has been involved with corporate restructuring since 1995.  He is the Managing Member of Belmont Partners, LLC and previously was the Managing Partner of Castle Capital Partners.  Mr. Meuse maintains a position as a Board member of numerous public companies including Data Storage Consulting Services, Inc., Cienega Creek Holdings, Inc., Luke Entertainment, Inc., Daytona Systems, Inc., and Heroes, Inc.  Mr. Meuse attended the College of William and Mary.

Family Relationships

There is no family relationship among any of our officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and officers and holders of more than 10% of the issued and outstanding shares of our common stock to file with the SEC initial reports of ownership, and reports of changes in ownership, of common stock and other equity securities of the Company. Based solely on our review of copies of the reports by some of those persons, the Company believes that, during fiscal year 2009, all of its directors and officers and holders of more than 10% of the issued and outstanding shares of our common stock complied with all reporting requirements under Section 16(a) except that Fortress Paper Ltd. filed its Schedule 13D late.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the fiscal year ending January 31, 2010, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On April 5, 2010, the Company entered into the Purchase Agreement by and among Tsoi Tik Man, or the Buyer, Belmont Partners, LLC, or the Seller, and the Company.  Pursuant to the terms of the Purchase Agreement, on April 5, 2010, the Buyer acquired from the Seller 36,688,800 shares, or approximately 53.81%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, the Buyer paid the Seller $300,000 and the Company agreed to issue to the Seller shares of its common stock such that the Seller will own 10% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  Joseph J. Meuse, the former President and Secretary and a current director of the Company, is a managing member of the Seller.  The closing of the sale of the Purchased Stock, and the appointment of Tsoi Tik Man as President and Secretary of the Company, resulted in a change in control of the Company.

Further and in connection with the closing of the sale of the Purchased Stock, on April 5, 2010, Joseph J. Meuse, our former President and Secretary and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 5, 2010 appointed Tsoi Tik Man as President and Secretary of the Company and to fill the vacancy created by the resignation of Mr. Meuse as a director.  The appointment of Tsoi Tik Man as a director will become effective upon the effectiveness of the resignation of Mr. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the American Stock Exchange, nor will Mr. Tsoi, our director nominee, be “independent” as defined by such rules.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by the Company to its officers during the two most recent fiscal years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any, payable for the fiscal years ending January 31, 2010 and 2009.  No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	All other compensation ($) (i)	Total ($) (j)
Francine DuBois, Former	2010	-
President and Chief Executive Officer (1)	2009	137,697	30,625	-	74,688	-	243,010
Joseph Meuse, President and	2010	-	-	-	-	-	-
Secretary	2009	-	-	-	-	-	-

(1)
Ms. Dubois became the Company’s President and Chief Executive Officer on January 31, 2008.  Prior to January 31, 2008, Ms. Dubois acted as the President and Chief Executive Officer of IDCX, where she was paid a base salary and received equity awards between February 2, 2007 and January 31, 2008.

(2)	These amounts for 2009 include cash salary and the value of 94,000 stock options that were each granted to Ms. Dubois during the year in lieu of cash compensation.
(3)
Payment of the 2009 bonus to Ms. Dubois of $30,625 is contingent upon the Company having cash on hand that exceeds all liabilities by a minimum of $800,000 at any month end subsequent to January 31, 2009.

(4)
The value listed reflects the dollar amount recognized by the Company for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R based on assumptions disclosed in the Company’s consolidated financial statements.

Francine Dubois—Employment Contract

On January 3, 2007, IDCX entered into an employment contract with Francine Dubois, which was amended and restated as of November 6, 2007 (the “Employment Agreement”), pursuant to which the parties contracted for Francine Dubois’ services as the president and chief executive officer of IDCX in consideration of an annual salary of $120,000, an aggregate cash bonus of $50,000 payable on the achievement of objectives contained in the employment agreement (as detailed below), full benefits, a grant of five hundred thousand (500,000) shares of common stock subject to restrictions (as detailed below) and one million shares of common stock pursuant to an Option Plan Agreement (the terms of which are described in “Option Plans and Agreements” below). In addition, Francine Dubois was entitled to purchase five hundred thousand (500,000) shares of common stock by issuing a note to IDCX for $50,000, which shares are subject to a repurchase right in IDCX. The note issued by Francine Dubois was forgiven immediately prior to the Share Exchange. The obligations under the Employment Agreement were assumed by the Company in connection with the Share Exchange.

The term of the Employment Agreement is for a period of one year, but is subject to automatic renewal for additional one year periods unless the agreement is terminated at least 60 days prior to its expiration (as renewed). Upon a termination of Ms. Dubois’ employment by the Company without Cause (as defined in the Employment Agreement) while the Employment Agreement is in effect, Ms. Dubois would be entitled to the following payments as severance following 2 months’ notice of termination and upon execution of a release in favor of the Company as well as returning all confidential information and materials:

•	base salary payable for 12 months plus one month for each year of employment with the Company (up to 24 months);

•	pro-rated bonus for the year of termination;

•	accelerated vesting of all stock options; and

•	lump sum payment of the Company’s cost for providing medical benefits for the period during which Ms. Dubois receives base salary as severance.

Upon the termination of Ms. Dubois’ employment by the Company for Cause or by Ms. Dubois for any reason, Ms. Dubois is not entitled to any severance payments. None of the payments to Ms. Dubois are exempt from the limitation on deductions imposed by Section 162(m) of the Internal Revenue Code, although the Company does not anticipate at this time that Ms. Dubois’ compensation would exceed the $1,000,000 annual limitation.

On January 16, 2008, the Board of Directors of IDCX approved an increase in Ms. Dubois’ annual salary to $140,000, granted an incentive bonus of $40,000 based on her preparation of a narrative of achievements against goals in her employment contract for 2007 and agreed that her target incentive for calendar year 2008 would be $60,000. The original cash bonus to be awarded to Ms. Dubois for IDCX’s fiscal year ended December 31, 2007 contemplated a $50,000 bonus upon achievement of specified goals. Although certain goals were not attained in the time frame initially contemplated, the Board determined that certain goals were likely to be attained and substantial progress had been made in attaining IDCX’s objectives.

On January 9, 2009, the Board of Directors of IDCX granted Ms. Dubois options to purchase 94,000 shares of common stock with an exercise price of $0.12 per share.  The options will vest on July 1, 2009 and expire on January 8, 2019.  The options were granted to Ms. Dubois in consideration of her agreement to accept a twenty percent (20%) reduction in her base salary for a period of up to one year, ending no later than December 15, 2009.  If the Company achieves certain capital raising targets prior to December 15, 2009, the reduction in Ms. Dubois’ base salary will be eliminated on the later of (i) July 1, 2009 and (ii) the date on which the targets are achieved.  Regardless of whether the capital raising targets are achieved, the reduction in Ms. Dubois’ base salary will be eliminated on December 15, 2009.

On April 24, 2009, Ms. Dubois’ employment agreement was further modified to reduce her annual base salary to approximately $33,000.  In the event the Company’s cash exceeds its liabilities by a minimum of $800,000 as measured at month end, Ms. Dubois’ salary will increase to $112,000 through June 30, 2009 and effective July 1, 2009, the Executive’s salary will increase to $140,000.  The April 24, 2009 amendment also provides for a sales commission based upon the Company’s gross profits (based on proceeds actually received by the Company on or before June 30, 2009) with respect to four specified projects for which the Company has submitted proposals.  Additionally, the modification relieves the Company from incurring severance in the event that Ms. Dubois is terminated as part of a plan to cease operations.

The restrictions on 500,000 shares of the Company’s restricted stock granted to Ms. Dubois on November 6, 2007 vested or will vest as follows:

Business Milestones	Restricted Share Vesting
Successful listing on a public stock exchange (1)	125,000
Completion of License Agreement (Fortress Paper) (1)	125,000
Closing of 2 nd financing (after becoming public) ($3,000,000)	125,000
Closing of 1 st Strategic Deal (Alliance or Contract)	125,000

(1)
The Board of Directors determined that consummation of the share exchange and the completion of the license agreement with Fortress Paper met the Board’s intention in establishing these conditions as of January 31, 2008 and that they should be deemed satisfied.

On October 28, 2009, Francine DuBois entered into a Release and Resignation Agreement with the Company, whereby Ms. DuBois tendered her resignation and released the Company from any further obligation to her pursuant to the sale of the Company’s operating business and change in the business plan.

Equity Compensation Plan Information

The Company has two stock option plans providing for equity grants to certain directors, employees and consultants of the Company and its subsidiaries:

(i) The 2005 Nonqualified Stock Option Plan (the “2005 Plan”), pursuant to which 10,000,000 shares of common stock may be issued upon the exercise of options; and

(ii) The 2007 Equity Participation Plan of iDcentrix, Inc. (the “2007 Plan”), which the Company assumed as part of the Share Exchange with IDCX, pursuant to which up to 3,400,000 shares of common stock, in the aggregate, may be issued upon exercise of stock options, as well as in the form of restricted stock, performance, dividend equivalent or stock payment awards.

The 2005 Plan is administered by the Board and the 2007 Plan is administered by the Compensation Committee of the Board.

2005 Nonqualified Stock Option Plan

The 2005 Plan is registered on Form S-8, Registration No. 333-126739, and authorizes the issuance of stock options to officers, directors, employees and consultants for services rendered to the Company. The Board of Directors is vested with the power to determine the terms and conditions of the options (e.g., the number of options subject to a grant and the exercise price of the options granted). The plan covers 10,000,000 shares of our common stock. As of the date hereof, no options had been granted under this plan.

The 2007 Equity Participation Plan of iDcentrix, Inc.

The 2007 Equity Participation Plan of iDcentrix, Inc., effective May 1, 2007, as amended (the “2007 Plan”) provides for awards in respect of up to 3,400,000 shares of common stock in the form of stock options, as well as restricted stock, performance, dividend equivalent or stock payment awards. iDcentrix assumed the 2007 Plan and all agreements entered into thereunder in connection with the Share Exchange. The 2007 Plan is administered by the compensation committee of the Board. Employees, independent directors and consultants selected by the committee are eligible to receive awards under the 2007 Plan. Incentive stock options, however, may only be granted to employees and no more than 500,000 shares may be subject to incentive stock options. A participant may not receive awards in respect of more than 2,000,000 shares, in the aggregate, in one year. As of January 31, 2009, 1,154,000 shares remained available for grant under the 2007 Plan. The 2007 Plan was approved by the shareholders of IDCX. Pursuant to the Stock Purchase Agreement with Belmont Partners, LLC, there are no stock options outstanding as of January 31, 2010.

No equity award was repriced or otherwise materially modified during the 2009 fiscal year.

The Company sponsors the iDcentrix Inc. 401(k) Plan, which is intended to be a qualified defined contribution plan. The Plan permits employees to contribute up to 90% of their compensation under the Plan on a pre-tax basis (subject to federal limits) and does not provide for any employer matching contributions. The Company does not sponsor any other plan or arrangement that provides for payments upon termination of employment or a change in control of the Company (other than the Employment Agreement described above).

Outstanding Equity Award At Fiscal Year-End January 31, 2010

As of January 31, 2010, the company has no equity award compensation outstanding.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director (as opposed to with respect to being an officer) that was not waived during the year ended January 31, 2010 and currently no compensation arrangements are in place for the compensation of directors.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other board committees in a manner consistent with American Stock Exchange listed companies.

Executive and Director Compensation Determination

Going forward the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Nominating Committee may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, shareholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by shareholders. The Board of Directors will consider candidates recommended by shareholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by shareholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a shareholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by shareholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: iDcentrix, Inc., Rm 1903, 19/F, Hing Yip COMM Centre, No. 272 Des Voeux Rd, Central, Hong Kong, Attention:  Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending January 31, 2010, we held four meetings of the Board of Directors and our Board of Directors acted by unanimous written consent on one occasion.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”), our articles of incorporation and our bylaws.

Nevada Revised Statutes

Section 78.7502 of the NRS provides as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)       Is not liable pursuant to NRS 78.138; or

(b)       Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)        Is not liable pursuant to NRS 78.138; or

(b)        Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the NRS provides as follows:

1. Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)           By the stockholders;

(b)           By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)           If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)           If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)        Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)       Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Our Bylaws

Article V of our bylaws provide the following indemnification provisions:

Section 1.              Indemnification.

(a)        Each person who is or was made a party or is threatened to be made a party to, or is or was involved (including, without limitation, involvement as a witness) in, any action, suit or proceeding, whether civil (including, without limitation, arbitral), criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, member, manager, employee, agent or trustee of another corporation or of a partnership, joint venture, limited liability company, trust or other entity or enterprise (including, without limitation, a direct or indirect subsidiary of the Corporation and an employee benefit plan of the Corporation or any of its subsidiaries), whether the basis of such proceeding is alleged action or inaction in an official capacity as an officer or director or in any other capacity while so serving, shall be indemnified by the Corporation for and held harmless by the Corporation from and against, to the fullest extent permitted by the Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader or greater rights to indemnification than the Law prior to such amendment permitted the Corporation to provide), all expenses, liabilities and losses actually and reasonably incurred or suffered by such person in connection therewith if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; provided, however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

(b)       Such right to indemnification shall include the right of such a director, officer, partner, member, manager, employee, agent or trustee to be paid the expenses incurred in preparing for, participating (including, without limitation, participation as a witness) in, defending and settling or otherwise resolving a proceeding (collectively called the “defense of a proceeding”) in advance of its final disposition to the fullest extent permitted by the Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader or greater rights to indemnification than the Law prior to such amendment permitted the Corporation to provide); provided, however, that, if the Law requires, the payment of such expenses incurred by a director or officer of the Corporation in his capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such person while a director or officer of the Corporation, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation. Such an undertaking shall not and shall not be deemed to require repayment if such director or officer is entitled to be indemnified by the Corporation for any reason or on any basis. No collateral shall be required to secure performance by such person of his obligations under such an undertaking. An undertaking delivered to the Corporation shall be sufficient regardless of the prospective ability of the person delivering such undertaking to perform his obligations thereunder.

(c)        Such right to indemnification may be granted to any other employee or agent of the Corporation or its subsidiaries if, and to the extent, authorized by the Board, the Chief Executive Officer (or, if the position of Chief Executive Officer is vacant, the President) or the General Counsel.

(d)        If a claim under this Article V is not paid in full by the Corporation within thirty (30) days after a written demand therefor has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid all expenses of prosecuting such suit. It shall be a defense to any such suit (other than a suit brought to enforce a claim for expenses incurred in the defense of a proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board, independent legal counsel to the Corporation or the stockholders) to have made a determination prior to the commencement of such suit that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Law nor an actual determination by the Corporation (including the Board, independent legal counsel to the Corporation or the stockholders) that the claimant has not met such applicable standard of conduct shall be a defense to such suit or create a presumption in such suit that the claimant has not met the applicable standard of conduct.

Section 2.              Indemnification Not Exclusive.

The indemnification of any person under this Article V, or the right of any person to indemnification under this Article V, shall not limit or restrict in any way the power of the Corporation to indemnify or pay expenses for such person in any other manner permitted by law or be deemed exclusive of, or invalidate, any other right which such person may have or acquire under any law, agreement, vote of stockholders or disinterested directors, or otherwise.

Section 3.              Successors.

The right of any person to indemnification under this Article V shall (i) survive and continue as to a person who has ceased to be such an officer, director, partner, member, manager, employee, agent or trustee, (ii) inure to the benefit of the heirs, distributees, beneficiaries, executors, administrators and other legal representatives of such person, (iii) not be impaired, eliminated or otherwise adversely affected after such cessation due to any action or inaction by the Corporation, the Board or the stockholders (including, without limitation, amendment of these By-Laws (including, without limitation, a modification or repeal of this Article V) or the Articles of Incorporation or a merger, consolidation, recapitalization, reorganization or sale of assets of the Corporation or any of its subsidiaries), with respect to any claim, proceeding or suit which arose or transaction, matter, event or condition which occurred or existed before such cessation, (iv) be a contract right, enforceable as such, and (v) be binding upon all successors of the Corporation.

For purposes of this Article V, a “successor” of the Corporation includes (i) any person who acquires a majority of the assets or businesses of the Corporation and its subsidiaries (on a consolidated basis) in a single transaction or a series of related transactions, (ii) any person with whom the Corporation merges or consolidates (unless the Corporation is the survivor of such merger or consolidation) and (iii) any person who is the ultimate parent of any person with whom the Corporation merges or consolidates where the Corporation is the survivor of such merger or consolidation (unless the person with whom the Corporation merges or consolidates was, prior to such merger or consolidation, more creditworthy and had a larger market capitalization than the Corporation prior to such merger or consolidation). For purposes of the preceding sentence, “merger,” “consolidation” and like terms shall include binding share exchanges and similar transactions.

The Board shall, as a condition precedent to any transaction described in the preceding paragraph, require the successor to irrevocably and unconditionally assume the obligations contemplated by this Article V.

Insurance

We maintain a directors’ and officers’ liability insurance policy which indemnifies directors and officers for certain losses arising from claims by reason of a wrongful act, as defined therein, under certain circumstances.

Section 78.752 of the NRS provides as follows:

1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

(a)	The creation of a trust fund.

(b)	The establishment of a program of self-insurance.

(c)	The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

(d)	The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

3.  Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person’s stock or other securities is owned by the corporation.

4.  In the absence of fraud:

(a)          The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(b)          The insurance or other financial arrangement:

(1)        Is not void or voidable; and

(2)       Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders.  Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the sale of the Purchased Stock. No vote or other action is being requested of the Company’s shareholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

iDcentrix, Inc.
Rm 1903, 19/F, Hing Yip COMM Centre,
No. 272 Des Voeux Rd, Central, Hong Kong

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Board on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

IDCENTRIX, INC.

Date: April 9, 2010	By:	/s/ Tsoi Tik Man
Tsoi Tik Man President and Secretary